Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933

Subject Companies:

Barclays PLC

(Commission File No. 333-195965)

Barclays Bank PLC

(Commission File No. 333- 190038)

Barclays PLC Fixed Income Investor Presentation Q1 2014
Performance Overview PERFORMANCE OVERVIEW Fixed Income Investor Presentation - Q1 2014 2

PERFORMANCE OVERVIEW | STRATEGY | CAPITAL & LEVERAGE | LIQUIDITY & FUNDING | ASSET QUALITY | CREDIT RATING | APPENDIX

Steady performance by traditional banking franchises, offset by weakness in FICC

Three months ended – March (£m)	2013	2014
Income	7,734	6,650
Impairment	(706)	(548)
Operating expenses[1]	(4,782)	(4,195)
Costs to achieve Transform (CTA)	(514)	(240)
Adjusted profit before tax	**1,786**	**1,693**
Own credit	(251)	119
Statutory profit before tax	1,535	1,812
Statutory attributable profit	839	965
Adjusted financial performance measures	**2013**	**2014**
Return on equity[2]	7.6%	6.4%
Return on tangible equity	9.0%	7.5%

Key Messages

- Income reflected growth in UK Retail and Barclaycard, offsetting weaker FICC performance
  - Net interest margin was flat at 179bps, with a stable contribution from structural hedges
- Continued strong credit risk management led to 22% improvement in impairment and loan loss rate of 45bps
- Operating expenses reduced materially reflecting sustainable savings from the Transform cost programme
- On track to deliver revised cost targets of £17bn in 2014 and £16.3bn in 2015
- Excluding CTA, adjusted PBT improved year on year across all businesses except for the Investment Bank
- Return on equity decreased to 6.4% reflecting a year on year increase in share capital following the 2013 rights issue

[1] Excluding costs to achieve Transform | [2] Includes costs to achieve Transform. Excluding costs to achieve, Group adjusted return on average equity would have been 7.7% (Q1 2013: 10.4%) |

3 | Fixed Income Investor Presentation - Q1 2014
Key balance sheet and capital measures continued to trend in the right direction Continued strengthening of capital and leverage position: Fully loaded CET1 ratio improved to 9.6%, up 37bps predominantly driven by increased capital of £1bn due to retained earnings PRA leverage ratio reached 3.1%, exceeding the PRA's expected leverage ratio of 3.0% Stable funding profile, with loan to deposit ratio flat at 101% Robust liquidity position, with pool well in excess of wholesale funding maturing in less than one year Financial strength provides a platform for long-term sustainable returns 1 Dec-13 has been restated to include the impact of IAS 32 | 2 Dec-13 and Mar-14 estimates are based on our interpretation of the final CRD IV text and latest EBA technical standards | 3 Leverage exposure calculation reflects Barclays' current understanding of the regulatory requirements and guidance, and their application in the industry | 4 Estimated PRA leverage ratio based on PRA adjusted FL CET1 capital and CRD IV and PRA qualifying T1 capital over PRA adjusted leverage exposure as defined in the PRA supervisory statement SS3/13 | PERFORMANCE OVERVIEW Key Messages Fixed Income Investor Presentation - Q1 2014 4
Strategy STRATEGY Fixed Income Investor Presentation - Q1 2014 5
Repositioning and simplifying Barclays 6 STRATEGY Fixed Income Investor Presentation - Q1 2014 Delivering a structurally lower cost base Allocating capital to growth businesses Establishing a dedicated non-core unit and a new Personal & Corporate Banking business Rightsizing and focusing the Investment Bank Generating higher and more sustainable returns
7 STRATEGY Fixed Income Investor Presentation - Q1 2014 A focused international bank delivering improved, sustainable returns and growth Playing to our existing strengths Grow our large, successful retail and corporate franchises Leverage dual home markets in US and UK Grow presence in Equities, Banking, Credit and certain Macro products less impacted by regulation and with scale advantage #1 in UK credit card receivables1 Achieved record 10% stock share of UK mortgages with strong returns #1 in UK IPOs2 Focusing on high growth businesses Reallocate capital towards traditional banking activities and growth businesses Achieve above average growth outside the UK, particularly in the US (cards, investment banking), and across Africa US card receivables increased >10x since 2004 One of the largest banks in Africa by assets and profit Top 5 for global M&A announced and completed deals in 20132 Re-align certain assets and businesses for exit or run-off Discontinue certain FICC businesses impacted by new regulation Manage down the non- core portfolio while preserving capital Eliminating marginal or declining businesses Reduced Exit Quadrant RWAs by 37% in 2013 Commodities business refocused to match the new environment Relentlessly focusing on costs Resize the IB within the Group for through the cycle returns >12% Maintain positioning for economic recovery in the UK and other key markets Complete significant, structural cost reductions across the Group Q1 2014 delivered lowest quarterly operating expenses since 2009 excluding CTA Widespread deployment of mobile banking as alternative, lower cost channel 1 Source: Nilson | 2 Source: Dealogic | ...building on our track record
Fixed Income Investor Presentation - Q1 2014 8 IB - overweight FICC IB - overweight FICC Group - overweight IB Group - overweight IB FY 20131 FICC2 as % of total IB FY 20132 IB as % of Group Risk weighted assets (RWAs) 71 Risk weighted assets (RWAs) 51 Income 54 Profit before tax3 44 Average allocated equity 57 Leverage exposure 62 IB Return on average equity (RoE)3 5.8 Increasing capital requirements Accelerated timetable for leverage requirements Sharply increased UK bank levy Rebalancing the Group to improve returns Regulatory landscape shifted significantly Our objective remains to become the 'Go-To' bank; the way we get there will be different 1 On CRD IV basis | 2 Includes Exit Quadrant | 3 Excludes CTA | Quantitative Easing and low interest rates Over-reliance on Macro products Subdued economic environment STRATEGY Preliminary estimates; to be superseded by July 2014 restatement

PERFORMANCE OVERVIEW | STRATEGY | CAPITAL & LEVERAGE | LIQUIDITY & FUNDING | ASSET QUALITY | CREDIT RATING | APPENDIX

Reorganising to a simpler, more focused and balanced structure

Barclays Group

FY 2013[1]

Personal & Corporate Banking	Barclaycard	Africa Banking	Investment Bank
RWAs c.£120bn Leverage c.£330bn	RWAs c.£35bn Leverage c.£45bn	RWAs c.£40bn Leverage c.£65bn	RWAs c.£120bn Leverage c.£490bn
• UK Retail • Corporate Banking • Wealth	• UK cards • US cards • Europe cards • Business Solutions	• Retail/cards and Insurance • Wealth • Corporate Banking • Investment banking	• Banking • Macro • Credit • Equities

Barclays Non-Core (BNC)

RWAs c.£115bn
Leverage c.£400bn

- Existing Exit Quadrant Assets
- Additional Europe retail and corporate
- Additional non-core elements of the IB
- Other non-strategic businesses and assets

Preliminary FY 2013 adjusted results[1,2]

Income	£25.7bn	Return on average equity (RoE)	c.12%
Impairment	(£2.2bn)	Risk weighted assets (RWAs)	c.£320bn
Operating expenses	(£16.2bn)	Average allocated equity	c.£36bn
Profit before tax	£7.3bn	Leverage exposure	c.£960bn

[1] Excludes CTA and adjusting items and on CRD IV basis | [2] Includes Head Office as part of 'core', representing c.£5bn RWAs and c.£30bn leverage exposure |

9 | Fixed Income Investor Presentation - Q1 2014

Preliminary estimates; to be superseded by July 2014 restatement
Reducing and reallocating RWAs to drive growth and returns <15% Preliminary estimates; to be superseded by July 2014 restatement STRATEGY Fixed Income Investor Presentation - Q1 2014 10 10 10 Investment Bank 222 2013 post-resegmentation estimate (£bn) 2016 guidance (£bn) 2013 pre-resegmentation (£bn) 49% 51% Retail and Commercial 214 RWAs £436bn £436bn BNC c.115 Core IB c.120 Core (excl. IB) c.200 £436bn c.£400bn +15% c.55% c.55% c.55% 26% 28% 46% Maintained Core (excl. IB) c.230 Core IB c.120 BNC c.50 <15% c.55% ^30% Leverage exposure £1.4tn £1.4tn c.£1.1tn1 The core Investment Bank will represent no more than 30% of the Group's RWAs 1 2016 leverage exposure estimated on the basis of calculation methodology set out in BCBS Jan-14 proposals. All other regulatory metrics calculated on a CRD IV basis |
Fixed Income Investor Presentation - Q1 2014 11 (CHART) Sales and run-off expected to drive RWA reductions Remaining RWAs at end of 2016 are assumed to be primarily European mortgages and long-dated counterparty credit risk from our pre-CRD IV Rates portfolio Progress will not always be linear and may be dependent on market conditions Leverage exposure to reduce by 55%, as assets attracting significant leverage regulatory add-ons are exited and/or more efficiently netted Reduction in the non-core demonstrates scale of exit over the planned period Anticipate meaningful reduction in 2014, with greater reductions in 2015-16 Non-core will be tightly managed to reduce RWAs and leverage c.55% IB Non-IB (CHART) c.1801 c.300 c.400 Preservation of net tangible asset value of the Group will be a priority as RoE drag is reduced from c.6% in 2013 to <3% in 2016 c.55% Preliminary estimates; to be superseded by July 2014 restatement Anticipated RWA reduction of c.55% by 2016 (£bn) Anticipated reduction in leverage exposure of c.55% by 2016 (£bn) 1 2016 leverage exposure estimated on the basis of calculation methodology set out in BCBS Jan-14 proposals. All other regulatory metrics calculated on a CRD IV basis | STRATEGY
Preliminary adjusted results FY 2013 Preliminary estimates; to be superseded by July 2014 restatement STRATEGY Fixed Income Investor Presentation - Q1 2014 12 12 1 Excludes CTA of c.£1.2bn and adjusting items | 2 CRD IV basis | 3 Total core also includes Head Office |
STRATEGY Fixed Income Investor Presentation - Q1 2014 13 2016 Transform financial commitments Returns Cost Leverage Dividend Capital Returns Barclays Core Group Barclays Non-Core 1 2 3 4 6 5 Adjusted RoE >12% Adjusted operating expenses <£14.5bn Leverage ratio >4.0% Payout ratio 40-50% CRD IV FL CET1 ratio >11.0% Drag on adjusted RoE <(3%)
Capital & leverage CAPITAL & LEVERAGE Fixed Income Investor Presentation - Q1 2014 14
We are making good progress on the transition towards our 'target' end-state capital structure CAPITAL & LEVERAGE (CHART) Evolution of capital structure Fully loaded CRD IV capital position Fully loaded CRD IV CET1 ratio increased by 37bps to 9.6%, demonstrating good progress towards our target of at least 11% in 2016 and 11.5-12% in end-state1 The ratio was well in excess of the 7% PRA regulatory target2 In 2013, we started building our CRD IV-compliant AT1 layer, via the issuance of £2.1bn securities (c.50bps of Q1 2014 RWAs) We continue to build towards our end-state capital structure which assumes PLAC of at least ICB's 17% recommendation; final requirements subject to PRA discretion. As per PS7/133, PRA expects UK banks to meet Pillar 2A by 1 January 2015, with at least 56% CET1 no more than 44% in AT1 at most 25% in T2 capital. Individual capital guidance determining Pillar 2A will be set and communicated at least annually, and will vary accordingly 2.5% Barclays Pillar 2A for 20144: CET1 of 1.4% (assuming 56%) AT1 of 0.5% (assuming 19%) T2 of 0.6% (assuming 25%). 1 Pillar 2A requirements for 2014 held constant out to end-state for illustrative purposes. The PRA buffer is assumed to be below the CBR of 4.5% in end-state albeit this might not be the case. CCCB, other systemic and sectoral buffer assumed to be zero I 2 Being the higher of 7% PRA expectation and CRD IV capital requirements I 3 The PRA intends to consult on its Pillar 2 proposal during 2014. The EBA is also developing guidelines on Pillar 2 capital which are likely to affect how the PRA approaches Pillar 2 | 4 The Pillar 2 requirement is a point in time assessment made at least annually, by the PRA, to reflect idiosyncratic risks not fully covered under Pillar 1. It is expected to vary over time in accordance with individual capital guidance. The PRA has stated (in CP5/13) that capital that firms use to meet their minimum requirements (Pillar 1 and Pillar 2A) cannot be counted towards meeting buffers | 13.2% £46.8bn CT1 2.5% £9.0bn T1 (Traditional) 4.2% £14.9bn T2 ^17% Total capital ratio CCCB/ Sectoral buffers 9.6% CET1 (CHART) 15.4% Total capital ratio 14.5% Total capital ratio 3.1% T2 (incl. P2A) 1.4% P2A Pillar 2A guidance (CHART) 9.6% CET1 Fixed Income Investor Presentation - Q1 2014 15

PERFORMANCE OVERVIEW | STRATEGY | CAPITAL & LEVERAGE | LIQUIDITY & FUNDING | ASSET QUALITY | CREDIT RATING | APPENDIX

Progressive strengthening of capital and leverage ratios reflecting focused capital and balance sheet management

Fully loaded CRD IV CET1 ratio (%)[1]


9.3%
9.6%
10.5%
11.0%
11.5-12.0%
2013
Q1 2014
2015 Milestone
2016 Target
Target end state capital structure[2]

- Fully loaded (FL) CRD IV CET1 ratio continued to strengthen during the quarter to reach 9.6% at the end of March 2014
- FL CET capital increased £1bn to £41.4bn in Q1 2014, principally due to regulatory capital generated from earnings after the impact of dividends paid, and a decrease in regulatory deductions
- RWAs decreased by £6bn to £429bn, primarily driven by Investment Bank risk reductions and policy updates, offset by model changes.

Estimated PRA leverage ratio (%)[3]


2.97%
3.13%
3.5%
>4%
2013
Q1 2014
2015 Milestone
2016 Target[4]

- Continue to demonstrate good progress on leverage, building towards a ratio of at least 4% in 2016
- Eligible PRA adjusted Tier 1 capital improved to £41.5bn (Dec-13: £40.5bn) during the quarter
- Estimated PRA leverage exposure reduced by £39bn to £1,326bn, including a £17bn reduction in PFE on derivatives from trade compressions and a £20bn reduction in SFT exposures from collateral and netting optimisation.

[1] Dec-13 and Mar-14 estimates based on our interpretation of the final CRD IV text and latest EBA technical standards. | [2] Pillar 2A requirements for 2014 held constant out to end-state for illustrative purposes. The PRA buffer is assumed to be below the CBR of 4.5% in end-state albeit this might not be the case. CCCB, other systemic and sectoral buffer assumed to be zero | [3] Estimated PRA leverage ratio based on PRA adjusted FL CET1 capital and CRD IV and PRA qualifying T1 capital over PRA adjusted leverage exposure as defined in the PRA supervisory statement CS3/13 | [4] 2016 leverage exposure estimated on the basis of calculation methodology set out in BCBS Jan-14 proposals. All other regulatory metrics calculated on a CRD IV basis |

15 | Fixed Income Investor Presentation - Q1 2014

PERFORMANCE OVERVIEW | STRATEGY | CAPITAL & LEVERAGE | LIQUIDITY & FUNDING | ASSET QUALITY | CREDIT RATING | APPENDIX

We continue to strengthen our leverage ratio and reduce leverage exposure

PRA leverage exposure[1] (£bn)


L&A and other assets[2]
Derivatives
SFTs
Undrawn commitments
PRA leverage ratio[1]
2.18%
2.97%
3.13%
1,559
1,365
1,326
190
93
387
889
179
92
326
768
176
72
282
796
H1 2013[3]
Q4 2013
Q1 2014

Highlights

- Estimated PRA leverage ratio improved further as a result of regulatory capital accretion and additional deleveraging
- As at 31 March 2014, the ratio was 3.1%, now exceeding the PRA's expected leverage ratio of 3% by June 2014
- We continue to make good progress on deleveraging, reducing expected PRA leverage exposure by £39bn, including:
  - £17bn reduction in PFE on derivatives from trade compression
  - £20bn reduction in SFT exposures primarily from collateral and netting optimisations
  - £26bn reduction in PFE driven by a change to the basis of preparation[4], offset by a £33bn increase in settlement balances due to increased trading activity
- Continue to reposition the balance sheet for higher returning assets
- Recent Basel proposals estimated to decrease the leverage ratio by c.20bps[5] before management actions.

[1] Estimates based on current CRD IV and PRA guidance | [2] Loans and advances and other assets net of regulatory adjustments, including the PRA adjustment to leverage exposure | [3] Jun-13 leverage exposure has not been restated for IAS 32. Dec-13 has been restated for IAS 32, resulting in a £2bn increase in the estimated PRA leverage exposure | [4] Change in basis of preparation relating to sold options and mark to market resets, reflecting our latest understanding of the application of the CRR rules | [5] Based on initial high level impact analysis |

16 | Fixed Income Investor Presentation - Q1 2014

PERFORMANCE OVERVIEW | STRATEGY | CAPITAL & LEVERAGE | LIQUIDITY & FUNDING | ASSET QUALITY | CREDIT RATING | APPENDIX

Our plan incorporates the progressive implementation of CET1 requirements

Regulatory targets, excluding internal buffer


CRD IV minimum CET1 requirement
Pillar 2A met with CET1 capital (varies annually)
Fully loaded combined buffer requirement, excluding CCCB
Barclays fully loaded CRD IV CET1 ratio progression
PRA regulatory target[1]
Estimated 11.5-12%
Mgmt. buffer ≤ 1.5%
10.5%
9.6%
10.4%
4.5%
7%
7%
1.4%
1.4%
4%
4.5%
4.5%
2014
2015
2019

Key assumptions in this illustration

- CET1 minimum requirements per PRA implementation of CRR
- Pillar 2A met with CET1 capital for 2014 is 1.4% of RWAs; while subject to at least annual review, we hold it constant in 2019 for illustration purposes
- Combined buffer requirement (and associated rules for mandatory distribution restrictions), consisting of 2.5% capital conservation buffer and 2% G-SII buffer, transitions in from 1 January 2016 at 25% per annum
- In 2019, we have assumed that the PRA buffer will be less than 4.5% combined buffer requirement; however, this may not be the case
- Countercyclical, other systemic and sectoral buffers are currently assumed to be zero[2]
- Internal management buffer, currently 1.5%, will be recalibrated over time and may be less than 1.5% by 2019.

Note: during 2014, the PRA will refresh its "PRA buffer" following its stress testing exercise. In 2015, the combined CRD IV minimum requirements, Pillar 2A and PRA buffer may be greater than 7.0%.

Contingent capital buffers as at 31 March 2014

- AT1 contingent capital:
  - Distance to trigger: c.260bps or £11.2bn
  - CRD IV restrictions on discretionary distribution applicable from 1 January 2016 and based on transitional CET1 requirements.
- T2 contingent capital:
  - Distance to trigger: c.470bps or £20.2bn[3].

[1] Being the higher of 7% PRA expectation and CRD IV capital requirements | [2] These buffers could be applied at the Group level, or at a legal entity, sub-consolidated or portfolio level | [3] Following the implementation of CRD IV as at 1 January 2014, the 7% trigger for the T2 contingent convertible notes is based on Barclays PLC's consolidated transitional CET1 ratio (as per FSA's press release of 26 October 2012). As at 31 March 2014, we estimated the transitional CET1 ratio to be 11.7% |

17 | Fixed Income Investor Presentation - Q1 2014
Liquidity & funding LIQUIDITY & FUNDING Fixed Income Investor Presentation - Q1 2014 17

PERFORMANCE OVERVIEW | STRATEGY | CAPITAL & LEVERAGE | LIQUIDITY & FUNDING | ASSET QUALITY | CREDIT RATING | APPENDIX

While the balance sheet totals £1.3tn (excl. BAGL), wholesale funding requirements are limited to £186bn

Total balance sheet as at 31 March 14 of £1.3tn (excl. BAGL[5])

(£bn)


Derivatives, 328
Reverse repo, 187
Trading portfolio assets, 67
Other matched assets[1], 126
Customer L&A, 325
Liquidity pool, 134
Other assets[3], 144
Matched funding £708bn
101% Group LDR[2]
Derivatives, 328
Repo, 196
Trading portfolio liabilities, 58
Other matched liabilities[1], 126
Customer deposits, 331
<1 year wholesale funds, 91
>1 year wholesale funds, 95
Equity, 65
Total Assets
Total Liabilities & Equity

Highlights

- Derivative assets and liabilities largely matched
- Trading portfolio assets and reverse repurchase agreements are largely funded in wholesale markets by repurchase agreements and trading portfolio liabilities
- RBB, Corporate and Wealth & Investment Management customer L&A largely funded by customer deposits
- Decreasing reliance on wholesale funding (£186bn as at 31 March 2013, down £54bn since 2012)
- Liquidity pool predominantly funded through wholesale markets and well in excess of short-term wholesale funds

[1] Matched cash collateral and settlement balances | [2] The Group Loan to Deposit Ratio (LDR) includes BAGL cash collateral and settlement balances | [3] Including L&A to banks, financial assets at fair value, AFS securities (excl. liquidity pool), unencumbered trading portfolio assets, and excess derivative assets | [4] Including excess cash collateral and settlement balances | [5] Barclays Africa Group Limited |

18 | Fixed Income Investor Presentation - Q1 2014
(CHART) 19 Maintaining a robust liquidity position, with pool well in excess of internal and external minimum requirements High quality liquidity pool Highlights 150 127 134 (£bn) Estimated1 Basel III liquidity ratios Estimated1 Basel III liquidity ratios Estimated1 Basel III liquidity ratios Estimated1 Basel III liquidity ratios Metric Q1 2014 2013 Expected 100% requirement date LCR2 103% 96%2 1 January 2018 NSFR3 - 110%3 1 January 2018 Surplus to 30-day Barclays-specific LRA Surplus to 30-day Barclays-specific LRA Surplus to 30-day Barclays-specific LRA 2013 2012 LRA 104% 129% Buffer £5bn £34bn Liquidity pool increased £7bn to £134bn, driven by an increase in cash and deposits at central banks We remain in compliance with internal and regulatory requirements Quality of the pool remains high despite optimisation of its composition: 84% held in cash, deposits with central banks and high quality government bonds Over 85% of government bonds are securities issued by UK, US, Japanese, French, German, Danish and Dutch sovereigns. Even though not a regulatory requirement, our liquidity pool exceeds wholesale debt maturing in less than a year Additional significant sources of contingent funding in the form of high quality assets pre-positioned with central banks globally Estimated Liquidity Coverage Ratio (LCR) in excess of 100% expectation in January 2018 Based on the CRD IV rules as implemented by the EBA, the ratio strengthened to 103% (31 Dec 2013 : 96%) Based on the Basel standards published in January 2013, the estimated ratio would have been 109% (31 Dec 2013: 102%). 1 Includes a number of assumptions which are subject to change prior to the implementation of the CRD IV liquidity requirements | 2 LCR estimated based on CRD IV rules as implemented by the EBA. We previously estimated the ratio based on the Basel standards published in January 2013 I 3 Net Stable Funding Ratio (NSFR) only published on a semi-annual basis. Dec-13 estimate based on our interpretation of the Basel Consultation Paper published in January 2014. Any clarifications of the standards since publication of our 2014 Results Announcement has not been taken into account | LIQUIDITY & FUNDING Fixed Income Investor Presentation - Q1 2014 2012 2013 Q1 2014
(CHART) £553bn £540bn £522bn Key messages Group Loan to Deposit Ratio (LDR) was unchanged at 101% in Q1 2014, reflecting similar growth rates in loans and deposits The LDR improved in 2013 driven by strong growth in customer deposits and continued reduction in Exit Quadrant assets, offset by a 1.5% increase in net lending to customers Reduced reliance on wholesale funding, combined with increased deposit taking, has resulted in a more stable funding profile £9bn of term funding issued in Q1 2014, net of early redemptions, including £3bn of benchmark public issuances and £6bn as part of the Funding for Lending Scheme. We maintain access to stable and diverse sources of funding, across customer deposits and wholesale debt 2014 funding plan £24bn of term debt maturing in 2014, with £19bn remaining. A further £22bn maturing in 2015 We intend to maintain access to diverse wholesale funding, through different products, currencies, maturities and channels We expect to issue a more normalised amount of £10-15bn in a mix of both public and private senior unsecured and secured transactions and subordinated debt We will continue to opportunistically access the market Secured debt issuance from established platforms expected to continue supporting unsecured issuances, contributing to the stability and diversity of our funding base. Significant increase in deposit funding Significant increase in deposit funding (£bn) Group LDR L&A to customers Key messages Significant increase in deposit funding Total funding (excl. Barclays Africa Group Limited) Customer deposits Sub. debt Secured term funding Short term debt and other deposits Unsecured term funding LIQUIDITY & FUNDING (CHART) Fixed Income Investor Presentation - Q1 2014 20

PERFORMANCE OVERVIEW | STRATEGY | CAPITAL & LEVERAGE | LIQUIDITY & FUNDING | ASSET QUALITY | CREDIT RATING | APPENDIX

Continued access to diverse wholesale funding sources across multiple products, currencies and maturities

Wholesale funding (as at 31 December 2013)

By Product


12%
16%
3%
11%
27%
13%
11%
7%
Deposits from banks
CDs and CPs
ABCPs
Public benchmark MTNs
Privately placed MTNs
Covered bonds / ABS
Subordinated liabilities[1]
Other[2]

By Currency[1]

	USD	EUR	GBP	Others
As at 31 December 2013	35%	36%	19%	10%
As at 31 December 2012	31%	38%	22%	9%

By remaining maturity[1]: WAM net of liquidity pool ≥ 69 months


11%
13%
8%
9%
3%
15%
18%
23%
≤1 month
>1 mth but ≤3 mths
>3 mths but ≤6 mths
>6 mths but ≤9 mths
>9 mths but ≤12 mths
>1 year but ≤2 years
>2 year but ≤5 years
>5 years

Key Messages

- Total wholesale funding (excluding repurchase agreements) of £186bn as at 31 March 2013, a reduction of £54bn since 2012 (31 Dec 2013: £186bn)
  - £91bn matures in less than one year, while £17bn matures within one month (31 Dec 2013: £82bn and £20bn respectively)
- £9bn of term funding net of early redemptions issued in Q1 2014, including:
  - c.£3bn equivalent of public benchmark issuance across 5 senior deals, accessing the USD and EUR markets, with an additional AUD $1.3bn issuance post quarter-end
  - $650m of US credit card backed securities issued in February 2014
  - £6bn through participation in the Funding for Lending Scheme, taking the total amount raised to £12bn
- We will continue to access secured markets as an important source of funding, while maintaining sustainable encumbrance levels
- We expect to issue more public wholesale debt in 2014 than 2013, albeit at lower levels than amounts maturing.

[1] Given different accounting treatments, AT1 capital is not included in outstanding subordinated liabilities, while T2 contingent capital notes are | [2] Including gold repo (£5bn) and fair valued deposits (£4.6bn) |

21 | Fixed Income Investor Presentation - Q1 2014
Asset quality ASSET QUALITY Fixed Income Investor Presentation - Q1 2014 22

PERFORMANCE OVERVIEW | STRATEGY | CAPITAL & LEVERAGE | LIQUIDITY & FUNDING | ASSET QUALITY | CREDIT RATING | APPENDIX

Asset quality trends remain favourable, demonstrating our conservative approach to credit risk management

Impairment charge and CRLs


(£)m
FY CRLs as % of gross L&A
Q1 P&L charge
FY P&L charge
5.1%
4.4%
3.2%
2.8%
2.6%
4,164
2,881
2,556
2,365
1,508
921
784
705
548
2010
2011
2012¹
2013
Q1 2014

- Annualised loan loss rate of 45bps in Q1 2014, down from peak of 156bps in 2009
- Impairment in Corporate Banking down 40% to £78m year on year, predominantly driven by improvements in Europe
- Retail impairment improved in Africa RBB by 48%, or 33% on a constant currency basis year on year.

CRL coverage ratio


(£m)
CRL coverage ratio
Impairment allowance
48.9%
49.7%
51.9%
54.6%
53.8%
12,432
10,597
7,799
7,258
7,116
2010
2011
2012¹
2013
Q1 14

- Loan growth in retail and card businesses has not been to the detriment of asset quality
- Impairment allowances have fallen, but coverage ratios continue to remain stable.

90-day delinquency trends


European mortgages
UK mortgages
South Africa mortgages
0.9%
0.6%
0.3%
2010
2011
2012
2013
Q1 14

- Both UK and European mortgage delinquency rates remain stable, reflecting low risk/high quality mortgage books
- South Africa mortgage delinquency trends improved significantly over recent years.

¹ Restated to reflect the impact of IFRS10

23 | Fixed Income Investor Presentation - Q1 2014

PERFORMANCE OVERVIEW | STRATEGY | CAPITAL & LEVERAGE | LIQUIDITY & FUNDING | ASSET QUALITY | CREDIT RATING | APPENDIX

Impairment improved 22%, with positive trends in all businesses

Loan loss rate (bps)[1]


Q3 12
Q4 12
Q1 13
Q2 13
Q3 13
Q4 13
Q1 14
Impairment charges/(releases) and other provisions
Q1 13
Q1 14
Investment Bank
15
15
(5)
19
17
14
-6
(£14m)
(£46m)
Corporate
126
127
74
76
74
77
46
£130m
£78m
W&IM
16
17
25
45
51
51
29
£14m
£17m
Africa RBB
205
202
148
146
134
128
96
£114m
£59m
Barclaycard
302
294
340
339
347
337
333
£303m
£311m
UK RBB
21
21
27
26
25
25
23
£89m
£80m
Europe RBB
61
64
70
70
71
75
54
£70m
£49m
Group
66
70
56
63
64
64
45
£706m
£548m

[1] Annualised

- Declining Loan Loss Rate (LLR) trend at Group level reflecting Barclays' well managed and conservative risk profile
- Credit impairment charges and other provisions improved 22% to £548m (Q1 2013: £706m), principally reflecting lower charges in Africa RBB and Corporate Banking
- Reduction in Corporate Banking driven by reduced charges in Europe following on-going actions to reduce exposure to the property and construction sector in Spain and fewer large impairments
- Decrease in Africa RBB principally due to lower charges in the South African home loans portfolio and a depreciation of ZAR against GBP
- In Barclaycard, LLRs for the South African Card portfolio, which includes the impact of portfolio acquisitions, increased, while LLRs remained contained in the UK and US
- The annualised LLR at 45bps remains significantly below the longer term average of 90bps.

$$\text{LLR} = \frac{\text{Annualised impairment charge}}{\text{Gross loans and advances}}$$

24 | Fixed Income Investor Presentation - Q1 2014

PERFORMANCE OVERVIEW | STRATEGY | CAPITAL & LEVERAGE | LIQUIDITY & FUNDING | ASSET QUALITY | CREDIT RATING | APPENDIX

Reduced exposure to Eurozone periphery

Exposures by geography


£bn
67.5
5.7
9.9
25.3
26.5
59.0
4.9
7.9
22.7
23.5
52.8
6.7
6.3
20.6
19.2
2011
2012
2013
Spain Italy Portugal Ireland

Exposures by asset class


£bn
67.5
7.5
34.3
12.5
6.0
7.1
59.0
6.2
32.5
9.2
5.7
5.4
52.8
5.8
31.3
6.9
6.5
2011
2012
2013
Sovereign Financial institutions Corporate Residential mortgages Other retail lending

- Active management of exposure to Eurozone periphery countries
- Continuous reduction in exposure to Spain, Italy, Portugal and Ireland reduced, down 11% to £52.8bn in 2013 as sovereign exposures decreased to £2.2bn and Corporate exposure decreased to £6.9bn
- Barclays repaid €3bn of funding raised through the ECB's three year LTRO during 2013, leaving €5bn outstanding as at 31 December 2013 (31 December 2012: €8bn)
- Local net funding mismatches remained stable in 2013
  - Spain: €3.1bn funding surplus
  - Portugal: €3.0bn funding gap
  - Italy: €11.6bn funding gap[1]
- Residential mortgage book remained resilient in 2013
  - Spain: 63% LTV[2], 0.7% 90-day arrears
  - Italy: 60% LTV[2], 1.1% 90-day arrears
  - Portugal: 76% LTV[2], 0.5% 90-day arrears.
- We will explore options to exit our European retail and corporate exposures or materially reduce the capital they consume.

[1] Redenomination risk significantly lower in Italy where we also have collateral available to support additional secured funding should the risk increase | [2] Average balance weighted marked to market |

25 | Fixed Income Investor Presentation - Q1 2014
Transform Legacy Assets (£bn) With a good track record in legacy asset run-down, we have continued to focus on reducing our Exit Quadrant portfolios 2008 - 2012 Credit Market Exposure (CME) balances (£bn) (CHART) -77% (CHART) Corporate/monoline derivatives Pre CRD-IV rates Corporate & Europe RBB legacy assets 94 56 ASSET QUALITY Barclays has a good track record in reducing legacy assets, demonstrated by 77% reduction in CME balances between 2008 and 2012, and a 40% reduction in Exit Quadrant assets since 2012 Since December 2012, Exit Quadrant CRD IV RWAs declined by £38bn driven by £20bn of legacy asset reductions and £18bn of derivatives efficiencies In Q1 2014, Exit Quadrant CRD IV RWAs decreased by £2.9bn primarily driven by £3.4bn of legacy asset reductions, partially offset by a £0.5bn increase in corporate and monoline derivative RWAs Fixed Income Investor Presentation - Q1 2014 26 -40% 1 Portfolio assets include Credit Market Exposures and additional legacy assets | 2008 2009 2010 2011 2012 2012 CRD IV RWAs Q1 2014 CRD IV RWAs
Credit ratings CREDIT RATING Fixed Income Investor Presentation - Q1 2014 27

PERFORMANCE OVERVIEW | STRATEGY | CAPITAL & LEVERAGE | LIQUIDITY & FUNDING | ASSET QUALITY | CREDIT RATING | APPENDIX

Barclays' credit ratings remain strong and in line with peers'

	As at 8 May 2014	
	Barclays PLC	Barclays Bank PLC
Standard & Poor's		
Long Term	A- (Negative)	A (Negative)
Short Term	A-2	A-1
Stand-Alone Credit Profile (SACP)	n/a	bbb+
Moody's		
Long Term	A3 (Negative)	A2 (Negative)
Short Term	P-2	P-1
Bank Financial Strength (BFS)	n/a	C- (Stable)
Fitch		
Long Term	A (Stable)	A (Stable)
Short Term	F1	F1
Visibility Rating	a	a
DBRS		
Long Term	n/a	AA low (Stable)
Short Term	n/a	R-1 middle (Stable)

- Barclays' ratings and outlooks have been adversely impacted by:
  - Global economic slowdown and prolonged crisis in the Eurozone area
  - Credit rating agency reassessments of risks inherent with large and complex capital market operations.
- Current ratings reflect Barclays' "strong franchise", "diverse revenue streams", "good asset quality relative to peers", "historically less volatile earnings than peers" and "sound financial profile"
- Table reflects S&P downgrade of BBPLC's long term rating outlook on 29 April 2014 to Negative from Stable, as part of a wider review of sovereign support in the context of European bank ratings. The Negative outlook reflects the potential removal of up to two notches of support by the end of 2015
- Barclays expects rating agencies to gradually begin to remove sovereign support notches for all UK banks. How many notches and over what period of time is currently unclear.

28 | Fixed Income Investor Presentation - Q1 2014
Potential outflows related to a multiple-notch credit downgrade are included in the Liquidity Risk Appetite (LRA) The table on the right hand side shows contractual collateral requirements and contingent obligations following potential future one and two notch long-term and associated short-term simultaneous downgrades across all credit rating agencies1 Barclays prudently manages and reserves for potential rating actions in the liquidity pool actions in the liquidity pool actions in the liquidity pool CREDIT RATING 1 These numbers do not include the potential liquidity impact from loss of unsecured funding, such as from money market funds or loss of secured funding capacity | Fixed Income Investor Presentation - Q1 2014 29
Summary A diversified international bank focused on delivering improved and more sustainable returns Focusing on areas of competitive advantage, exiting businesses where appropriate returns are no longer achievable, structurally reducing costs, and investing for growth. Concentrating on our high growth areas, eliminating marginal businesses and sharpening our focus on costs Business model Strengthened capital position with plan to deliver fully loaded CRD IV CET1 ratio of at least 11% in 2016 and 11.5-12% in end-state Building on good track record in reducing RWAs, we expect to reduce Group RWAs to c.£400bn by 2016 after investing in growth areas Capital Diversified funding base, combining customer deposits and wholesale funding, in multiple currencies and different maturities Solid liquidity position, well positioned to meet anticipated future regulatory requirements. Liquidity & funding Proactive and practical approach to managing regulatory changes, including structural reform Established track record of adapting to regulatory change Regulation PRA Leverage ratio of 3.1% as at 31 March 2013, in excess of the PRA's expected leverage ratio of 3% Aim to deliver a leverage ratio above 4% in 2016 including a reduction in leverage exposure to c.£1.1trn. Leverage Fixed Income Investor Presentation - Q1 2014 30
Appendix APPENDIX Fixed Income Investor Presentation - Q1 2014 31
Fixed Income Investor Presentation - Q1 2014 32 Core Investment Bank: Building on competitive advantages Preliminary estimates; to be superseded by July 2014 restatement Banking Markets Markets Exit Quadrant Assets Most physical commodities Certain Emerging Markets products Capital intensive Macro transactions Principal Businesses Investments Credit Banking Front-to-back efficiency driven headcount reductions Non-core Investment Bank RWAs: c.£90bn Leverage exposure: c.£340bn Core Investment Bank Global Credit Right-sized Macro Foreign Exchange Rates Cash Equities Equity Derivatives Equity Prime Credit Products Securitised Products Municipals Fixed income secondary trading to be standard, cleared and collateralised, short term and executed on the electronic flow platform where relevant Global Equities RWAs: c.£120bn Leverage exposure: c.£490bn Build on leading positions in our home markets of the UK and the US, where we are already well positioned Exit those products with low returns under new regulatory rules Structurally lower the cost base through infrastructure efficiencies and refining the client proposition Improve capital efficiency of Markets businesses DCM Advisory ECM Origination led FY 20131 1 CRD IV basis | APPENDIX
Fixed Income Investor Presentation - Q1 2014 33 50% (CHART) Leverage exposure RWAs Adjusted income Adjusted PBT2 c.40% Total Group (100%) 44% c.30% 38% ^30% c.50% c.35% c.60% Balance Sheet - 2013 and 2016 P&L - 2013 Preliminary estimates; to be superseded by July 2014 restatement 1: 2016 leverage exposure estimated on the basis of calculation methodology set out in BCBS Jan-14 proposals. All other regulatory metrics calculated on a CRD IV basis | 2 Excluding CTA 53% 46% 19% 11% 2016 core Investment Bank % of Total Group 2013 core Investment Bank % of Total Group Rescaling the Investment Bank enables greater balance APPENDIX
Fixed Income Investor Presentation - Q1 2014 34 Portfolios and businesses included Investment Bank assets are majority of non-core 'Trading book run-off' comprises non-core elements of commodities, emerging markets, fixed income financing and securitised products Counterparty credit risk is included in pre-CRD IV Rates portfolio, Portfolio Assets Book and Trading book run-off Leverage exposure related to Investment Bank non-core is estimated at c.£340bn Preliminary estimates; to be superseded by July 2014 restatement Split of 2013 RWAs (£bn) (CHART) Pre-CRD IV Rates portfolio Portfolio Assets Book Non-strategic businesses and Other Trading book run-off Portfolios and businesses included: Investment Bank Exit Quadrant Assets Preliminary 2013 Income (£m) RWAs (£bn) Portfolio Assets Book 142 24 Pre-CRD IV Rates portfolio (140) 22 Investment Bank Exit Quadrant Assets 2 47 Trading book run-off c.710 c.35 Non-strategic businesses and other c.785 c.10 Additional non-core assets c.1,495 c.45 Total Investment Bank non-core c.1,500 c.90 APPENDIX

PERFORMANCE OVERVIEW | STRATEGY | CAPITAL & LEVERAGE | LIQUIDITY & FUNDING | ASSET QUALITY | CREDIT RATING | APPENDIX

Selected corporate, retail and other assets constitute remainder of non-core

Portfolios and businesses included:


Split of 2013
CRD IV RWAs
Other retail assets
Europe Retail Exit Quadrant
Fair value Corporate loans
Non-core non-UK corporate operations
Existing Europe and Corporate Exit Quadrant Assets
Additional Europe retail assets
Corporate Europe Exit Quadrant
c.2
c.2
c.2
9
c.7
3

- Europe retail will be managed as a going concern as options are assessed
- Europe retail principally relates to high quality mortgage portfolios in Spain and Italy which run-down organically at c.9% per year and have stable average >90 day delinquency rate of 80bps
- The additional non-core assets include £15.7bn of fair value, long dated Corporate loans
- Leverage exposure related to these non-core assets is estimated at c.£60bn

Preliminary 2013	Income (£m)	RWAs (£bn)
Europe retail Exit Quadrant	118	9
Corporate Europe Exit Quadrant	80	3
Europe and Corporate Exit Quadrant Assets	198	12
Additional Europe retail assets	c.530	c.7
Non-core non-UK Corporate operations	c.80	c.2
Fair value, long dated Corporate loans	c.(100)	c.2
Other retail assets	c.290	c.2
Additional non-core assets	c.800	c.15
Total other non-core	c.1,000	c.25

35 | Fixed Income Investor Presentation - Q1 2014

Preliminary estimates; to be superseded by July 2014 restatement
Fixed Income Investor Presentation - Q1 2014 36 Core businesses expected to maintain average adjusted RoE >12% on a much higher equity base 36 Core businesses estimated to deliver adjusted RoE excluding CTA of >12% by 2016, achieved through: Net core cost savings of greater than £1.7bn Growth in our retail and corporate franchises and selected IB businesses Continuous optimisation of core Investment Bank RWAs Returns target takes into account increase in the total equity base to meet CET1 and leverage ratio targets These plans will reduce the RoE drag from Barclays Non-Core from c.6% to <3% in 2016, of which c.50bps is Europe retail (CHART) Core >12 Average allocated equity (£bn) Group 52 Core c.36 Core 48-50 Non-core drag <3% Group >9% Preliminary estimates; to be superseded by July 2014 restatement % APPENDIX
Broad contribution by diverse businesses Broad contribution by diverse businesses 1 Adjusted basis, excluding £119m own credit gain | Fixed Income Investor Presentation - Q1 2014 37 APPENDIX
Net interest income - driven by volume growth Net interest income - driven by volume growth Average customer assets plus liabilities were up 4% YoY, driven principally by increases in deposits Estimated share of UK mortgage stock balances increased to a record 10.0%3. NIM was stable... Customer assets and liabilities ...increasing NII 2,864 2,885 184 176 176 176 NIM across these businesses was flat YoY at 179bps, with a stable contribution from structural hedges NIM expressed as a percentage of average customer assets increased from 345bps to 361bps. NII reflects increased customer NII from balance sheet growth Risk appetite maintained at same levels throughout the year. 179 1 For RBB businesses, Barclaycard, Corporate Banking and Wealth & IM I 2 Average balances | 3 Source: Bank of England | 4 Using customer assets and liabilities as the denominator | £m bps Non-customer margin1,4 Customer margin1,4 Non-customer NII1 Customer NII1 Customer liabilities1,2 Customer assets1,2 £bn 174 179 630 654 655 Fixed Income Investor Presentation - Q1 2014 38 APPENDIX
Net interest margins and volumes Net interest margins and volumes 1 Includes RBB, Barclaycard, Corporate Banking and Wealth and Investment Management | Fixed Income Investor Presentation - Q1 2014 39 APPENDIX

PERFORMANCE OVERVIEW | STRATEGY | CAPITAL & LEVERAGE | LIQUIDITY & FUNDING | ASSET QUALITY | CREDIT RATING | APPENDIX

On track to deliver revised 2014 cost guidance of £17bn


£bn
Staff costs
Other opex
Costs to achieve
0.5
1.6
3.2
4.8
c.(13%)
0.2
1.4
2.8
4.2
Q1 2013
Q1 2014

Operating expenses progress (£m)

	Q1 2013 operating expenses[1]	Q1 2014 operating expenses[1]	Net decrease YoY	CTA spend to date	Anticipated savings from CTA spend to date
UK RBB	704	676	28	206	Savings in relation to the Q1 1,700 FTE reduction from branch rationalisation will phase in from Q214
Barclaycard	496	447	49	62	Savings related to insourcing of customer services, automation, and increased customer digital experience to deliver reductions throughout 2014
Corporate	422	379	43	120	Savings from Exit Quadrant business exits in Europe and UAE and related 700 FTE reduction to deliver saves throughout 2014 and 15
Africa RBB	474	402	72	35	Savings from CTA spend on re-shaping the branch network and supporting digitalisation is expected to deliver benefits throughout 2014
Europe RBB	215	185	30	406	Savings from the reduction of 1,600 FTEs and 500 distribution points will continue to phase in during 2014
Wealth	400	363	37	180	Savings related to reducing the global cost to serve in Wealth by de-risking and streamlining processes
Investment Bank	2,054	1,722	332	411	Savings related to FO restructure and MD/Director level restructuring expected from Q214 onwards
Group[2]	4,782	4,195	587	1,449	

[1] Excluding costs to achieve Transform | [2] Includes Head Office costs of £17m and £21m in Q113 and Q114, respectively, and £29m of CTA spend to date |

40 | Fixed Income Investor Presentation - Q1 2014
Fixed Income Investor Presentation - Q1 2014 41 (CHART) (CHART) Structural cost reduction being achieved Group cost guidance1 (£bn) Revised Group cost guidance Original Group cost target and interim guidance Core cost targets1 (£bn) Core cost targets Costs to achieve (CTA) Transform 18.7 c.(9%) c.(13%) c.16.3 2013 £1.2bn 16.8 2014 c.£1.6bn c.£0.5bn2 2015 c.17 c.16.2 c.(10%) <14.5 2013 2016 1 Excludes provisions for PPI and IRHP redress, goodwill impairment and CTA | 2 £0.2bn of additional CTA expected in 2016 across both core and non-core | Of original £2.7bn CTA estimate, approximately £1.45bn has been spent to date; an additional £800m is required principally to reposition the Investment Bank, including a gross reduction of 7,000 FTE through to 2016 across core and non-core 2016 core cost target of <£14.5bn assumes constant currency rates and excludes large extraordinary items, such as conduct charges Majority of future savings expected to occur through headcount reductions and greater levels of automation in all businesses Preliminary estimates; to be superseded by July 2014 restatement 2013 2014 2015 2013 2016 APPENDIX

PERFORMANCE OVERVIEW | STRATEGY | CAPITAL & LEVERAGE | LIQUIDITY & FUNDING | ASSET QUALITY | CREDIT RATING | APPENDIX

Capital Resources[1]

(£m)		31 December 2013	31 March 2014
Shareholders' equity (excluding non controlling interests) per the balance sheet		55,385	56,393
Less: Other equity instruments (recognised as AT1 capital)		(2,063)	(2,063)
Adjustment to retained earnings for foreseeable dividends		(640)	(411)
Minority interests (amount allowed in consolidated CET1)		1,238	1,178
Other regulatory adjustments and deductions	Additional value adjustments	(2,479)	(2,550)
	Goodwill and intangible assets[3]	(7,618)	(7,692)
	Deferred tax assets that rely on future profitability excluding temporary differences	(1,045)	(1,123)
	Fair value reserves related to gains or losses on cash flow hedges[3]	(270)	(555)
	Negative amounts resulting from the calculation of expected loss amounts	(2,106)	(2,070)
	Gains or losses on liabilities at fair value resulting from own credit[3]	600	512
	Other regulatory adjustments	(119)	(170)
	Direct and indirect holdings by an institution of own CET1 instruments	(496)	(37)
Fully loaded Common Equity Tier 1 capital		40,387	41,412
Regulatory adjustments relating to unrealised gains[3]		(180)	(395)
PRA Transitional Common Equity Tier 1 capital		40,207	41,017
CRD IV RWAs		£435.6bn	£429.4bn
Fully Loaded Common Equity Tier 1 ratio[2]		9.3%	9.6%
PRA Transitional Common Equity Tier 1 ratio[2,4]		9.2%	9.6%

[1] The new capital requirements regulation and capital requirements directive implemented Basel 3 within the EU (collectively known as CRD IV) on 1 January 2014. This makes the PRA transitional capital ratios the legally binding capital metrics for Barclays going forward | [2] Estimated CET1 ratios subject to finalisation of regulation and market conditions | [3] The capital impacts of these items are net of tax | [4] The transitional CET1 ratio according to the FSA October 2012 transitional statement would be 11.7% |

42 | Fixed Income Investor Presentation - Q1 2014
CRD IV RWAs by business CRD IV RWAs by business Fixed Income Investor Presentation - Q1 2014 43 APPENDIX
Estimated CRD IV Capital and RWAs - notes Estimated Capital Ratios are based on/subject to the following: CRD IV as implemented by the Prudential Regulation Authority The new Capital Requirements Regulation and amended Capital Requirements Directive have implemented Basel 3 within the EU (collectively known as CRD IV) with effect from 1 January 2014. This makes the PRA transitional capital ratios the legally binding capital metrics for Barclays going forward. However, rules and guidance are still subject to change as certain aspects of CRD IV are dependent on final technical standards and clarifications to be issued by the EBA and adopted by the European Commission and the PRA. All capital, RWA and leverage calculations reflect Barclays' interpretation of the current rules. Capital Resources The PRA has announced the acceleration of transitional provisions relating to CET1 deductions and filters so the fully loaded requirements are applicable from 1 January 2014, with the exception of unrealised gains on available for sale debt and equity Following the issuance of the EBA's final draft technical standard, a deduction has been recognised for foreseeable dividends. As at March 2014, this represents an accrual based on a 40% payout ratio applied to adjusted profits, and the coupons on other equity accounted instruments Grandfathering limits on capital instruments, previously qualifying as Tier 1 and Tier 2, are unchanged under the PRA transitional rules The Prudential Valuation Adjustment (PVA) is shown as fully deducted from CET1 upon adoption of CRD IV. PVA is subject to a technical standard being drafted by the EBA and the impact is currently based on methodology agreed with the PRA. The PVA deduction as at 31 March 2014 was £2.550bn As a result of the application of the EBA's final draft technical standard, PRA guidance and management actions taken during 2013, net long non- significant holdings in financial entities amount to £3.4bn and are below the 10% CET1 threshold that would require a capital deduction Fixed Income Investor Presentation - Q1 2014 44 APPENDIX
Estimated CRD IV Capital and RWAs - notes Estimated Capital Ratios are based on/subject to the following: RWAs The PRA has confirmed Barclays model approvals under CRD IV, with certain provisions reflecting relevant changes to the rules and guidance; the impact of which has been reflected in our CRD IV disclosures where applicable. Barclays' models are subject to continuous monitoring, update and regulatory review, which may result in future changes to CRD IV capital requirements It is assumed that corporates, pension funds and sovereigns that meet the eligibility conditions are exempt from CVA volatility charges Under CRD IV rules, all Central Clearing Counterparties (CCPs) are deemed to be 'Qualifying' on a transitional basis. The final determination of Qualifying status will be made by the European Securities and Markets Authority (ESMA) RWAs include 1250% risk weighting of securitisation positions that were previously deducted from Core Tier 1 and Tier 2 capital. The RWA increases are reflected in Credit Risk, Counterparty Credit Risk and Market Risk Securitisation RWAs include the impact of CRD IV on applying either standardised or advanced methods for securitisation exposures dependent on the character of the underlying assets. Fixed Income Investor Presentation - Q1 2014 45 APPENDIX
Estimated leverage exposure (£bn) 31 December 2013 31 March 2014 IFRS derivative financial instruments 355 333 Additional netting adjustments for derivatives (285) (264) Potential Future Exposures on derivatives 256 213 Total Derivatives 326 282 Reverse repurchase agreements and other similar secured lending 187 187 Remove: IFRS reverse repurchase agreements and other similar secured lending (187) (187) Add: Leverage exposure measures for SFTs 92 72 Total Securities Financing Transactions 92 72 Loans and advances and other assets 804 842 Undrawn commitments 179 176 Regulatory deductions and other adjustments (22) (30) Total other assets and adjustments 961 988 CRD IV leverage exposure 1,379 1,342 PRA adjustment to CRD IV leverage exposure (14) (16) PRA adjusted leverage exposure 1,3651 1,326 Tier 1 capital 42.7 43.7 PRA deductions to CET1 capital (2.2) (2.2) PRA adjusted Tier 1 Capital 40.5 41.5 Fully loaded CRD IV leverage ratio 3.1% 3.3% PRA leverage ratio 3.0% 3.1% Fixed Income Investor Presentation - Q1 2014 46 1 Dec-13 has been restated to include the impact of IAS 32 | APPENDIX

PERFORMANCE OVERVIEW | STRATEGY | CAPITAL & LEVERAGE | LIQUIDITY & FUNDING | ASSET QUALITY | CREDIT RATING | APPENDIX

Estimated leverage exposure measure adjustments - notes

In calculating the CRD IV leverage ratio the IFRS balance sheet is taken as a starting point and the following key adjustments to total assets have been applied:

- Derivatives netting adjustment: regulatory netting applied across asset and liability mark-to-market derivative positions pursuant to legally enforceable bilateral netting agreements and meeting the requirements of CRD IV
- Potential Future Exposure (PFE) on derivatives: regulatory add on for potential future credit exposures, calculated in accordance with the CRD IV mark-to-market method by assigning standardised percentages to the notional values on derivative contracts
- Securities Financing Transactions (SFTs) adjustments: under CRD IV, the IFRS measure of SFTs is replaced with the Financial Collateral Comprehensive Method (FCCM) measure, calculated as an add on equal to exposure less collateral, taking into account master netting agreements and adjusting for volatility haircuts
- Undrawn Commitments: regulatory add-ons relating to off balance sheet undrawn commitments are based on a standardised credit conversion factor of 10% for unconditionally cancellable commitments and 100% for all other commitments. The rules specify relief to be applied to trade finance related undrawn commitments which are deemed to be medium/low risk (20%) and medium risk (50%)
- Regulatory deductions: items (comprising goodwill and intangibles, deferred tax asset permanent losses, own paper, cash flow hedge reserve, expected loss in excess of individual impairment on IRB portfolios and PVA) that are deducted from the capital measure are also deducted from total leverage exposure to ensure consistency between the numerator and denominator
- Other adjustments: includes adjustments required to change from an IFRS scope of consolidation to a regulatory scope of consolidation, adjustments for significant investments in financial sector entities that are consolidated for accounting purposes but not for regulatory purposes, and the removal of IFRS reduction in assets for the recognition of Credit Risk Mitigation and the netting of loans with deposits

In addition, in accordance with SS3/13[1] the estimated PRA adjusted leverage exposure allows for further adjustments that reduce the CRD IV leverage exposure. These adjustments:

- Exclude potential future exposure on the qualifying central clearing counterparties (QCCPs) legs of client clearing transactions where Barclays does not guarantee the performance of the QCCP to the client
- Allow for the netting of assets with cash collateral received for variation margin in relation to derivatives trades to facilitate customer central clearing as well as cash collateral received and posted on Barclays own derivative transactions with QCCPs

[1] PRA Supervisory Statement SS3/13 on Capital and leverage ratios for major UK banks and building societies published in November 2013

47 | Fixed Income Investor Presentation - Q1 2014
Wholesale funding composition1 (as at 31 December 2013) Wholesale funding composition1 (as at 31 December 2013) 1 The composition of wholesale funds comprises the balance sheet reported deposits from banks, financial liabilities at fair value, debt securities in issue and subordinated liabilities, excluding cash collateral and settlement balances. It does not include collateral swaps, including participation in the Bank of England's Funding for Lending Scheme. Included within deposits from banks are £4.1bn of liabilities drawn in the European Central Bank's 3 year LTRO. | 2 Primarily comprised of fair value deposits £4.6bn and secured financing of physical gold £5.0bn. | Fixed Income Investor Presentation - Q1 2014 48 APPENDIX
The transaction was issued on 13 November 2013, allowing Barclays to issue $2bn at a yield of 8.25%, in line with guidance. Transaction benefits: CRD-IV compliant AT1 capital under the CRR Recognition for purposes of the PRA leverage ratio Represented the first step ($2bn=£1.25) towards stated objective of issuing up to £2bn of AT1 by June 2014 Barclays PLC $2bn Perp-NC5 Additional Tier 1 Barclays PLC €1bn Perp-NC7 Additional Tier 1 The transaction was issued on 2 December 2013, allowing Barclays to issue €1bn at a yield of 8%, in line with guidance. Transaction benefits: CRD-IV compliant AT1 capital under the CRR Eligible for the PRA leverage ratio calculation Final step (€1bn = c.£0.75bn) towards stated objective of issuing up to £2bn of AT1 by June 2014 Additional Tier 1 capital issuance Africa RBB, £2.6bn UK RBB, £4.5bn (CHART) (CHART) (CHART) (CHART) Geography - Allocations Investor Type - Allocations Geography - Allocations Investor Type - Allocations Geography - Order book Investor Type - Order book Geography - Order book Investor Type - Order book (CHART) (CHART) (CHART) (CHART) Fixed Income Investor Presentation - Q1 2014 49 APPENDIX
Reduced exposure to the Eurozone (as at 31 December 2013) As at 31 December 2013 (£m) Spain Italy Portugal Ireland Total Sovereign 184 1,556 372 67 2,179 Financial institutions 1,029 417 38 5,030 6,514 Corporate 3,203 1,479 891 1,356 6,929 Residential mortgages 12,537 15,295 3,413 103 31,348 Other retail lending 2,292 1,881 1,548 100 5,821 Total1 19,245 20,628 6,262 6,656 52,791 Total as at 31 December 2012 23,463 22,725 7,900 4,928 59,016 1 Total net on-balance sheet exposure as at 31 Dec 2013 for Cyprus and Greece was £175m and £82m respectively | Fixed Income Investor Presentation - Q1 2014 50 APPENDIX

PERFORMANCE OVERVIEW | STRATEGY | CAPITAL & LEVERAGE | LIQUIDITY & FUNDING | ASSET QUALITY | CREDIT RATING | APPENDIX

Positioning Barclays for structural reform although rules are still to be finalised

Regulatory timeline

- Sept 2011: Publication of ICB Recommendations
- Jun 2012: Publication of HM Treasury White Paper
- Oct 2012: Publication of the FSA Banking Reform Bill
- Dec 2012: Publication of PCBS[2] first report
- Jun 2013: Publication of PCBS[2] final report
- Jan 2013 – May 2015: Expected enactment of Banking Reform Bill
- Jan 2019: Implementation of banking reforms

Retail ring-fence

- Objective: "isolate banking activities where continuous provision of service is vital to the economy and to a bank's customers" (ICB Report 12 September 2011)
- Ring-fenced entity would essentially take deposits from and provide payment services to individuals and SMEs, and would not be permitted to provide certain services such as complex derivatives
- Ring-fenced bank would be subject to capital and liquidity requirements on a standalone basis
- Barclays backs initiatives to improve the stability of the UK banking system and support a sustainable economy, however, requires alignment with international regulation and careful consideration of implementation costs

Transitioning to an ICB compliant capital structure

- ICB recommends large UK banks hold Primary Loss-Absorbing Capacity (PLAC) of at least 17%, consisting of capital and long-term bail-in-able senior unsecured debt, however final rules remain unclear
- Barclays' end-state capital structure embraces ICB proposals and CRD IV, with at least a 17% total capital ratio and a minimum CET1 ratio of at least 11.5-12.0% in end-state

Strengthening our processes to maximise business continuity in a resolution scenario

- Barclays continues to work with the authorities to help them achieve their goals in a way that minimises impacts for all our stakeholders.

[1] Independent Commission of Banking, established in June 2010 to consider reforms to the UK banking sector | [2] Parliamentary Commission on Banking Standards, appointed to conduct pre-legislative scrutiny of the FSA Banking Reform Bill before going through Parliament. On 19 June 2013, the PCBS published its final report on the UK Banking sector. Recommendations include: (i) a new senior persons regime to ensure full accountability for decisions made; (ii) reforms to the remuneration of senior management and other influential bank staff to better align risk and reward; and (iii) sanctions and enforcement, including a new criminal offence of reckless misconduct. The UK Government published its response to the PCBS's report on 8 July 2013, in which it endorses the report's principal findings and commits to implementing a number of its recommendations. |

51 | Fixed Income Investor Presentation - Q1 2014
In line with the European Bank Recovery & Resolution Directive the UK Banking Act now includes a statutory bail-in power Considerations for Bondholders The BRRD introduces seniority of deposits from natural persons and SMEs over wholesale liabilities The scope of UK bail-in power extends to include all outstanding wholesale liabilities of tenor greater than 7 days Liabilities issued prior to the introduction of the statutory bail-in power, including those issued under non-EEA governing laws, are not 'excluded liabilities' (i.e. all outstanding instruments with a tenor greater than 7 days may be subject to bail-in upon its introduction irrespective of issuance date) Guiding principle is that the ordinary creditor hierarchy should be respected and that creditors holding eligible liabilities of equal rank should be treated equally In light of Article 55 of the BRRD, and as requested by the PRA, Barclays has begun the process of including in the terms of its wholesale term debt securities, governed by non-EEA law, a provision acknowledging the scope of the UK bail-in power Note, the inclusion of such an acknowledgement does not change the ranking or treatment of such non-EEA law governed instrument relative to EEA law governed instrument in respect of a UK bail-in, rather it clarifies that all such instruments should be treated equally in the event of a UK bail-in. Overview Statutory bail-in of debt is a key part of the regulatory response to the financial crisis aimed at avoiding the bail-out of failing financial institutions with tax payer funds European Bank Recovery and Resolution Directive ("BRRD"): a European-wide framework for the recovery and resolution of credit institutions and investment firms: statutory "bail-in" power in respect of eligible liabilities, to be implemented in home state legislation by no later than 1 January 2016 (Article 130) requirement for eligible liabilities governed by non-EEA laws to include a contractual recognition by creditors that they are bound by any exercise of the statutory bail-in power (Article 55) UK Banking Act: in anticipation of the BRRD, the UK Banking Act was amended in 2013 to introduce a "bail-in option" available to the UK resolution authority, enabling it recapitalise a failed institution by allocating losses to its shareholders and unsecured creditors by writing down and/or converting their claims to equity: certain liabilities excluded from scope, such as insured deposits, secured liabilities (Section 48B(8)) powers to be exercised broadly in a manner that respects the hierarchy of claims in liquidation principle that creditors should not receive less favourable treatment than they would have received in an insolvency UK bail-in powers are currently the subject of consultation, however they are expected to be implemented at least by 1 Jan 2015, ahead of BRRD timeline Fixed Income Investor Presentation - Q1 2014 52 APPENDIX

PERFORMANCE OVERVIEW | STRATEGY | CAPITAL & LEVERAGE | LIQUIDITY & FUNDING | ASSET QUALITY | CREDIT RATING | APPENDIX

CRD IV - Regulatory timeline

Timeframe based on Capital Requirements Regulation (CRR) and Capital Requirements Directive (CRD) published in June 2013

	H1 2010	1 Jan 2011	1 Jan 2012	1 Jan 2013	1 Jan 2014	1 Jan 2015	1 Jan 2016	1 Jan 2017	1 Jan 2018	1 Jan 2019
Capital requirements					Phased-in capital requirements					
CRD IV leverage ratio[1]			Supervisory monitoring	Parallel run (Jan 2014 – Jan 2017) Public disclosures starts in Jan 2015					Binding requirement	
Net Stable Funding Ratio (NSFR)			Observation period						Introduction of minimum requirement	
Liquidity Coverage Ratio (LCR)[2]						60% compliance required	Phase into full compliance[2]		Full compliance required	
Intraday liquidity monitoring tools[3]						Introduction of monthly reporting				
FSA/PRA's Individual Liquidity Guidance (ILG)[4]	Introduction of ILG									

Fully phased-in main requirements

- Capital: minimum of 4.5% CET1 + 1.5% AT1 + 2% T2 (Art. 92 of CRR). Banks are also subject to capital buffers, including a capital conservation buffer of 2.5%, a countercyclical buffer of 0-2.5% (outside periods of stress) and a G-SII buffer of up to 2.5% (2% for Barclays) to be satisfied with CET1
- CRD IV Leverage: minimum requirement still to be determined, but currently expected to be at 3%
- NSFR: available amount of stable funding to exceed required amount of stable funding, over a stress 1-year period (NSFR > 100%)
- LCR: stock of unencumbered high quality liquid assets to exceed net stressed cash outflow over 30 days (LCR > 100%).

[1] Basel Committee is currently consulting on revisions to the leverage ratio framework including disclosure; please note that large UK banks are requested to publicly disclose the ratio since 1 Jan 2013 (as per FPC/PRA) | [2] Estimated LCR on a CRD IV basis as implemented by the EBA. Note that CRD IV requires full compliance by 1 Jan 2018 with a phased implementation in the preceding years. LCR compliance of 60% in 2015 increases by 10% in 2016 & 2017 with a further 20% increase in 2018 | [3] As per "Monitoring tools for intraday liquidity management", April 2013 | [4] Short term liquidity stress test, broadly comparable to the LCR under Basel III; as per its August 2013 announcement, the PRA has relaxed the ILG requirements for major UK banks to approximate 80% LCR |

53 | Fixed Income Investor Presentation - Q1 2014

Richard Caven +44 (0)20 7116 2809 richard.caven@barclays.com Website: group.barclays.com/about-barclays/investor-relations#debt-investors Debt investor relations contact information Sofia Lonnqvist +44 (0)20 7116 5716 sofia.lonnqvist@barclays.com Julie Stanzl +44 (0)20 7116 7748 julie.stanzl@barclays.com Fixed Income Investor Presentation - Q1 2014 54
Important Notice The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments. NOT FOR DISTRIBUTION, IN WHOLE OR IN PART, INTO ANY JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO. THE DISTRIBUTION OF THIS DOCUMENT INTO ANY JURISDICTION MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THIS DOCUMENT COMES SHOULD INFORM THEMSELVES ABOUT AND OBSERVE ANY SUCH RESTRICTION. FAILURE TO COMPLY WITH ANY SUCH RESTRICTIONS MAY CONSTITUTE A VIOLATION OF APPLICABLE SECURITIES LAWS. Exchange Offer The following statement is relevant to holders of certain existing securities of Barclays Bank PLC that are the subject of exchange offers launched by Barclays PLC and Barclays Bank PLC on 15 May 2014 (the “Exchange Offer Securities”), and these investors should read this statement before reviewing the Fixed Income Investor Presentation - Q1 2014. If you are not a holder of these Exchange Offer Securities, you may proceed directly to reviewing the Fixed Income Investor Presentation - Q1 2014. On May 15, 2014, Barclays PLC (“Barclays”) and Barclays Bank PLC (“Barclays Bank”, and together with Barclays, the “Offerors”) launched invitations to holders (“Holders”) of certain existing tier 1 securities (the “Existing T1 Securities”) issued by Barclays Bank to offer to exchange any or all of such securities for new additional tier 1 securities (the “New AT1 Securities”) to be issued by Barclays (the “Exchange Offers”). Barclays has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (including the prospectus contained therein) and a tender offer statement on Schedule TO and other documents relating to the Exchange Offers. Holders are advised to read carefully the registration statement, the preliminary prospectus contained therein, the final prospectus when available, the tender offer statement and other documents as they contain important information about the Exchange Offers and procedures for participating in the Exchange Offers. Copies of these documents are available for free by visiting EDGAR on the SEC website at www.sec.gov. In addition, copies of the registration statement, prospectus and tender offer statement may be obtained free of charge by contacting Barclays at Barclays Investor Relations , Barclays PLC, 1 Churchill Place, London E14 5HP, United Kingdom (telephone: 011-44-20-7116-1000). 57 | Fixed Income Investor Presentation - Q1 2014
Exchange Offer (continued) This document must be read in conjunction with the prospectus. No offer or invitation to acquire or exchange any securities is being made pursuant to this document. This document and the prospectus contain important information, which must be read carefully before any decision is made with respect to the Exchange Offers. Holders should reach their own investment decision about the New AT1 Securities only after consultation with their own financial, legal and tax advisers (as such Holder deems appropriate) about risks associated with participating in the Exchange Offers and with an investment in the New AT1 Securities and the suitability of participating in the Exchange Offers and investing in the New AT1 Securities in light of the particular characteristics and terms of the New AT1 Securities and of such Holder’s particular financial circumstances. Any individual or company whose Existing T1 Securities are held on its behalf by a clearing system, broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Exchange Offers. None of the Offerors, dealer managers or the exchange agents appointed in relation to the Exchange Offers makes any recommendation as to whether Holders should offer Existing T1 Securities for exchange pursuant to the Exchange Offers. The information in this document has been provided by Barclays and its subsidiaries (the “Group”) or obtained from publicly available sources. This document speaks as at the date hereof. None of the Offerors, their respective advisers or any other party is under any duty to update or inform any recipient of any changes to information in this document, provide any recipient with access to any additional information or to correct any inaccuracies in any such information which may become apparent. No representation or warranty (express or implied) is given by Barclays, any member of the Group or any of their respective affiliates, agents, directors, partners and employees that the information in this document is correct or complete, and none of them accepts any liability whatsoever for any loss or damage howsoever arising from any use of this document or otherwise arising in connection therewith. This document has been issued by and is the sole responsibility of Barclays. None of the dealer managers appointed in relation to the Exchange Offers or their respective affiliates, agents, directors, partners and employees accepts any responsibility whatsoever for, or makes any representation or warranty, express or implied, as to the contents of this document or for any other statement made or purported to be made by it, or on its behalf, in connection with Barclays, the Group, the Exchange Offers or any of the securities referred to herein. Subject to applicable law, each of the joint dealer managers accordingly disclaims any and all responsibility and/or liability, whether arising in tort, contract or otherwise, which it might otherwise have in respect of this document or any such statement. This document is published solely for informational purposes and does not constitute investment advice. Recipients should consult with their own legal, regulatory, tax, business, investment, financial and accounting advisors to the extent that they deem it necessary, and make their own investments, hedging and trading decisions (including decisions regarding the suitability of the Exchange Offers) based upon their own judgment as so advised, and not upon any information herein. In certain jurisdictions, the distribution of this document may be restricted by law. Persons into whose possession this document comes are required to inform themselves about and to observe any such restrictions. For details of the jurisdictional restrictions, please refer to the prospectus. 58 | Fixed Income Investor Presentation - Q1 2014
Forward-looking Statements this document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of Barclays PLC and its subsidiaries (Group) plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as “may”, “will”, “seek”, “continue”, “aim”, “anticipate”, “target”, “projected”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “achieve” or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the Transform Programme and Group Strategy Update, run-down of assets and businesses within Barclays Non-Core, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards (IFRS), evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, United States, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of the Group; the potential for one or more countries exiting the Eurozone; implementation of the Transform Programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. Additional risks and factors are identified in our filings with the US Securities and Exchange Commission (SEC) including our Annual Report on Form 20-F for the fiscal year ended 31 December 2013 which is available on the SEC’s website at http://www.sec.gov. Any forward-looking statements made herein speak only as of the date they are made and it should not be assumed that they have been revised or updated in the light of new information or future events. Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange plc (the LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays’ expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the SEC. 59 | Fixed Income Investor Presentation - Q1 2014
Certain non-IFRS Measures Barclays management believes that the non-International Financial Reporting Standards (IFRS) measures included in this document provide valuable information to readers of its financial statements because they enable the reader to identify a more consistent basis for comparing the business’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays management. However, any non-IFRS measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Key non-IFRS measures included in this document and the most directly comparable IFRS measures are described below. Quantitative reconciliations of these measures to the relevant IFRS measures are included in Exhibit 99.1 of the Barclays Form 6-K filed with the SEC on May 6, 2014 (Film No. 14816124) (the “May 6 6-K”) (http://www.sec.gov/Archives/edgar/data/312069/000119312514184223/d719932dex991.htm), and such quantitative reconciliations are incorporated by reference into this document. Adjusted profit/(loss) before tax is the non-IFRS equivalent of profit/(loss) before tax as it excludes the impact of own credit; disposal of the investment in BlackRock, Inc.; the provision for Payment Protection Insurance redress payments and claims management costs (PPI redress); the provision for interest rate hedging products redress and claims management costs (interest rate hedging products redress); and goodwill impairment. A reconciliation of IFRS and adjusted profit/(loss) before tax is presented on page 6 of the May 6 6-K; Adjusted profit/(loss) after tax represents profit/loss after tax excluding the post-tax impact of own credit, disposal of the investment in BlackRock, Inc.; the provision for PPI redress; the provision for interest rate hedging products redress; and goodwill impairment. A reconciliation is provided on page 28 of the May 6 6-K; Adjusted attributable profit represents adjusted profit/(loss) after tax less profit attributable to non-controlling interests. The comparable IFRS measure is Attributable profit. A reconciliation is provided on page 6 of the May 6 6-K; Adjusted income represents total income excluding the impact of own credit. A reconciliation is provided on page 6 of the May 6 6-K; Adjusted operating expenses represents operating expenses excluding the provision for PPI redress, provision for interest rate hedging product redress and goodwill impairment. A reconciliation is provided on page 28 of the May 6 6-K; 60 | Fixed Income Investor Presentation - Q1 2014
Certain non-IFRS Measures (continued) Adjusted return on average shareholders’ equity represents adjusted attributable profit (see page 6 of the May 6 6-K) divided by adjusted average equity, excluding non-controlling interests (see page 34 of the May 6 6-K). The comparable IFRS measure is return on average shareholder’s equity, which represents profit attributable to equity holders of the parent divided by average equity, excluding non-controlling interests; Adjusted return on average tangible shareholders’ equity represents adjusted attributable profit (see page 6 of the May 6 6-K) divided by average adjusted tangible equity, excluding non-controlling interests (see page 34 of the May 6 6-K). The comparable IFRS measure is return on average tangible shareholders’ equity, which represents profit after tax and non-controlling interests, divided by average tangible equity (see page 34 of the May 6 6-K); Adjusted performance measures excluding CTA represent the relevant adjusted metrics previously defined excluding Costs to Achieve Transform, which are costs incurred in connection with implementing the Transform initiative. A reconciliation is provided on page 35 of the May 6 6-K; Constant Currency Basis’ the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods. Material local currency balances have been translated into GBP at prior-year average exchange rates to remove the effect of exchange rate movement between the comparable periods; Liquidity Coverage Ratio (LCR) is calculated according to both the standard provided by the Basel Committee on Banking Supervision in January 2013 (Basel III: The Liquidity Coverage Ratio and liquidity risk monitoring tools’, January 2013) and the Regulation published by the European Union in June 2013, (EU) No 575/2013 (CRR) and Directive 2013/36/EU (CRD IV). The metric is a ratio that is not yet fully implemented in local regulations and, as such, represents a non-IFRS measure; Transitional CET1 ratio according to FSA October 2012. This measure is calculated by taking into account the statement of the Financial Services Authority, the predecessor of the Prudential Regulation Authority, on CRD IV transitional provisions in October 2012, assuming such provisions were applied as at 1 January 2014. This ratio is used as the relevant measure starting 1 January 2014 for purposes of determining whether the automatic write-down trigger (specified as a Transitional CET1 ratio according to FSA October 2012 of less than 7.00%) has occurred under the terms of the Contingent Capital Notes issued by Barclays Bank PLC on November 21, 2012 (CUSIP: 06740L8C2) and April 10, 2013 (CUSIP: 06739FHK0). Please refer to page 41 of the May 6 6-K for a reconciliation of this measure to transitional CRD IV CET1 ratio; CRD IV leverage exposure makes certain adjustments to Total assets under IFRS in accordance with Barclay’s interpretation of CRD IV requirements. The “Estimated CRD IV Leverage” table on page 45 of the May 6 6-K shows a reconciliation of CRD IV leverage exposure to total assets under IFRS; CRD IV leverage ratio represents CRD IV Tier 1 capital divided by CRD IV leverage exposure. See the “CRD IV Capital” table on page 42 of the May 6 6-K for a reconciliation of CRD IV CET1 capital to shareholders’ equity per the balance sheet, and see the “Estimated CRD IV Leverage” table on page 45 of the May 6 6-K for a reconciliation of CRD IV leverage exposure to Total assets under IFRS; 61 | Fixed Income Investor Presentation - Q1 2014
Certain non-IFRS Measures (continued) PRA leverage exposure makes certain adjustments to CRDIV leverage exposure as shown in the “Estimated CRD IV Leverage” table on page 45, which also includes a reconciliation to Total assets under IFRS; PRA leverage ratio represents PRA adjusted Tier 1 capital divided by PRA leverage exposure. The “Estimated CRD IV Leverage” table on page 45 of the May 6 6-K shows the PRA leverage ratio components, including a reconciliation between CET1 capital and PRA adjusted Tier 1 capital, as well as a reconciliation between PRA leverage exposure and Total assets under IFRS. 62 | Fixed Income Investor Presentation - Q1 2014